BENITEC BIOPHARMA INC.

3940 Trust Way

Hayward, California 94545

February 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Benitec Biopharma Inc.

Registration Statement on Form S-3

File No. 333-277310

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-277310) filed by Benitec Biopharma Inc. on February 23, 2024:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Louis Rambo (202) 416-6878 of Proskauer Rose LLP.

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
Name: Dr. Jerel Banks
Title: Chief Executive Officer

cc:	Louis Rambo, Proskauer Rose LLP